Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 22 DATED APRIL 14, 2023
TO THE PROSPECTUS DATED APRIL 7, 2022
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 7, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of May 1, 2023;
•to disclose the calculation of our March 31, 2023 NAV per share for all share classes; and
•to provide an update on the status of our public offering.
Portfolio Update
For the month ended March 31, 2023, the Company’s Class I NAV per share decreased 2.10% from $31.10 as of February 28, 2023 to $30.45 as of March 31, 2023.1 This change was primarily due to negative property-level valuation adjustments. Also contributing to the decline was a negative mark-to-market on the Company’s interest rate hedging agreements, resulting from lower forward rate expectations as inflation moderates. The macroeconomic factors of inflation and interest rates continue to be most impactful to recent valuation adjustments, whereas we see property fundamentals as mostly healthy. Furthermore, we expect this dislocation will create compelling opportunities, which we hope to capture for the benefit of our stockholders.

The Company continues to prioritize liquidity in the current environment, both for the purposes of satisfying repurchase requests under its share repurchase plan and to be able to fund accretive investments. To date, the Company has satisfied 100% of repurchase requests under its share repurchase plan and has not limited or pro-rated any repurchases. The Company currently has liquidity exceeding 15% of its NAV in cash, liquid real estate-related securities and capacity on its credit facility.
May 1, 2023 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2023 (and repurchases as of April 30, 2023) is as follows:

Transaction Price (per share)
Class T	$30.3180
Class S	$30.2789
Class D	$30.2835
Class I	$30.4464
Class E	$31.6349
The May 1, 2023 transaction price for each of our share classes is equal to such class’s NAV per share as of March 31, 2023. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
1 Our Class T NAV per share decreased from $30.96 to $30.32; Class S NAV per share decreased from $30.93 to $30.28; Class D NAV per share decreased from $30.93 to $30.28; and Class E NAV per share decreased from $32.29 to $31.63.

March 31, 2023 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. All of the mortgages, mortgage participations and mezzanine loans in our portfolio are valued quarterly by Chatham. Chatham also prepares quarterly valuations of our property-level and entity-level debt. We have included a breakdown of the components of total NAV and NAV per share for March 31, 2023.
Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of March 31, 2023:

$ in thousands, except share data
Components of NAV	March 31, 2023
Investments in real estate	$870,405
Investments in unconsolidated entities	149,771
Investments in real estate-related securities	29,209
Investment in commercial loan	34,807
Investment in affiliated fund	28,484
Cash and cash equivalents	12,609
Restricted cash	5,648
Other assets	8,926
Mortgage notes, revolving credit facility and financing obligation, net	(441,538)
Subscriptions received in advance	(1,257)
Other liabilities	(15,208)
Management fee payable	(262)
Accrued stockholder servicing fees	(6)
Non-controlling interests in joint-ventures	(38,389)
Net asset value	$643,199
Number of outstanding shares/units	20,772,712
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of March 31, 2023:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$16,191	$10,654	$19,954	$122,831	$45,615	$420,731	$7,223	$643,199
Number of outstanding shares/units	534,026	351,856	658,895	4,034,345	1,441,933	13,523,324	228,333	20,772,712
NAV Per Share/Unit as of March 31, 2023	$30.3180	$30.2789	$30.2835	$30.4464	$31.6349	$31.1115	$31.6349
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the March 31, 2023 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	6.6%	5.6%
Office	7.5%	6.5%
Multifamily	6.8%	5.1%
Industrial	6.7%	5.5%
Self-Storage	7.6%	5.6%
Retail	8.3%	7.3%
Student Housing	6.9%	5.3%
These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Multifamily	Industrial	Self-Storage	Retail	Student Housing
Discount Rate (weighted average)	0.25% decrease	2.0%	1.9%	2.0%	2.0%	1.9%	1.8%	1.9%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.8)%	(1.9)%	(2.0)%	(1.8)%	(1.8)%	(1.9)%
Exit Capitalization Rate (weighted average)	0.25% decrease	3.0%	2.4%	3.4%	3.1%	2.8%	1.9%	3.0%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.7)%	(2.2)%	(3.0)%	(2.9)%	(2.6)%	(1.8)%	(2.8)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of April 13, 2023, we have issued and sold in our public offering (1) 4,265,995 shares of our common stock (consisting of 189,953 Class T shares, 91 Class S shares, 349,157 Class D shares, 1,708,476 Class I shares and 2,018,318 Class E shares) in the primary offering for total proceeds of $130.9 million and (2) 23,920 shares of our common stock (consisting of 567 Class T shares, 1,448 Class D shares, 13,805 Class I shares and 8,100 Class E shares) pursuant to our distribution reinvestment plan for a total value of $0.8 million. As of March 31, 2023, our aggregate NAV was $643.2 million. We intend to continue selling shares in our public offering on a monthly basis.